Via Facsimile and U.S. Mail
Mail Stop 6010

August 8, 2006

Ms. Deborah A. Smeltzer
Vice President, Operations and Chief Financial Officer
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, CA 94710-2753

Re: Dynavax Technologies Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2005-
Filed April 7, 2006
File No. 000-50577

Dear Ms. Smeltzer:

We have completed our review of your Form 10-K/A and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief